December 5, 2005

Ms. Kathleen Collins,

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Form 8-K Current Report filed November 21, 2005

Dear Ms. Collins:

On behalf of e-Smart Technologies, Inc. (the “Registrant”), I take this opportunity to respond to the points raised in your comment letter dated November 28, 2005 (the “Comment Letter”). As requested, I will respond seriatim to the matters raised in the Comment Letter.

Page 1.

Item 4.01 Changes In Registrant’s Certifying Accountants, page 5.

1. The Form 8-K/A Current Report being filed by the Registrant simultaneously with this letter (the “Amendment”) indicates under Item 4.01 that Rosenberg Rich Baker Berman & Company, the Registrant’s former accountants (“RRBB”) resigned on November 9, 2005. The Registrant received notice of RRBB’s resignation on November 10, 2005.

Page 2.

Item 4.01 Changes In Registrant’s Certifying Accountants, page 5 (continued).

2. The text of Item 4.01 in the Amendment has been revised to indicate that, during the period from December 31, 2004 through the date of RRBB’s resignation on November 9, 2005, there were no such disagreements with the former accountant..

3. The Registrant has caused a copy of the 8-K to be sent to RRBB on the date the same was filed with the Securities and Exchange Commission (the “SEC”) requesting that RRBB furnish the Registrant with a letter addressed to the SEC stating whether it agrees with the statements made in the 8-K and, if not, stating the respects in which it does not agree. As of the date of this letter, the Registrant has not received any response from RRBB. Accordingly, the Registrant is forwarding a copy of the Amendment to RRBB together with a second letter requesting that it respond to the 8-K and/or the Amendment.

4. The Registrant is engaged in discussions with f new accountants and will promptly disclose their retention in a new Form 8-K Current Report in compliance with the requirements of Regulation S-B Item 304(a)(2)

Ms. Kathleen Collins,

Accounting Branch Chief

December 5, 2005

Page 2.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 5.

5. The text of Item 4.01 in the Amendment has been revised to clearly indicate that RRBB’s letters referred only to “the period from July 15, 1997 (date of inception) to December 31, 2000.” The financial statements for those periods are currently presented without the caption “Unaudited Prior to January 1, 2001” . The Registrant intends to file an amendment to its 2004 Annual Report on Form 10-KSB as soon as practicable adding the caption “Unaudited Prior to January 1, 2001.”

6. As previously indicated in the Registrant’s response to Paragraph 3 of the SEC comments to Item 4.01, the Registrant has not received any response from RRBB. Accordingly, the Registrant is forwarding a copy of the Amendment to RRBB together with a second letter requesting that it respond to the 8-K and/or the Amendment.

Page 3.

General

The Registrant hereby acknowledges that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the 8-K and the Amendment;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the 8-K or the Amendment; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

In the event you have any additional questions or comments, please do not hesitate to contact the undersigned.

Very truly yours,

e-Smart Technologies, Inc.

By:	/s/ Mary A. Grace, President